

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2018

Justin Dearborn
Chief Executive Officer
tronc, Inc.
435 North Michigan Avenue
Chicago, IL 60611

  Re: tronc, Inc.
    Registration Statement on Form S-3
    Filed May 8, 2018
    File No. 333-224729

Dear Mr. Dearborn:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sonia Bednarowski at 202-551-3666 with any questions.

            Division of Corporation Finance
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